Exhibit 12.1

J.B. Hunt Transport Services, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	2013 December	2012 December	2011 December	2010 December	2009 December

Net Earnings	$342,381,695	$310,354,165	$257,005,995	$199,616,898	$136,435,102
Interest Expense	23,208,851	25,559,320	28,508,449	28,006,299	27,429,054
Taxes	211,186,120	194,286,754	158,726,770	120,077,045	87,633,090
Estimated Interest within Rental Expenses	8,292,877	6,871,706	6,188,121	5,459,276	4,858,137
Adjusted Earnings	585,069,543	537,071,945	450,429,335	353,159,518	256,355,383

Interest Expense	23,208,851	25,559,320	28,508,449	28,006,299	27,429,054
Estimated Interest within Rental Expenses	8,292,877	6,871,706	6,188,121	5,459,276	4,858,137
Fixed Charges	$31,501,728	$32,431,026	$34,696,570	$33,465,575	$32,287,191

Fixed Charge Coverage Ratio	18.57	16.56	12.98	10.55	7.94

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